SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2017

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____          No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding report on payments to government for 2015 and 2016 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on June 30, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: July 2, 2017

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Overseas Regulatory Announcement
Report on Payments to Government for 2015 and 2016

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC, 30 June 2017

As of the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Li Yunpeng*, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

China Petroleum & Chemical Corporation
Report on Payments to Governments for 2015 and 2016
1.          Introduction
Section 4.3А of the UK Disclosure Rules and Transparency Rules (DTR 4.3А) requires the extractive sector companies whose transferable securities are admitted to trading on a regulated market to publicly disclose payments made to the governments of those countries where they carry out extractive operations.
DTR 4.3А apply without limitation to companies incorporated outside the UK but that have transferable securities traded on the London Stock Exchange (LSE).
China Petroleum & Chemical Corporation (Sinopec Corp.) consolidated Report on payments to governments (the Report) is presented below pursuant to DTR 4.3А. It includes Payments made by Sinopec Corp.’s Extractive Companies as defined below, for the benefit of each government in the countries in which these companies carry out their activities. The Report also provides details on the total amount of such payments by type, specific project and government paid.
Where the amount of payment made during the period for a specific project or country are less than £86,000 or the equivalent amount in another currency,such payment is not disclosed in the Report.
2.          Reporting principles
Definitions
Extractive Companies: China Petroleum & Chemical Corporation and its subsidiaries whose activities consist, in whole or in part, of the exploration, prospection, discovery, development and extraction of minerals, crude oil and natural gas, amongst others, fully consolidated by Sinopec Corp. in accordance with International Financial Reporting Standards (IFRS).
Payment: a single payment or multiple interconnected payments, whether in money or in kind, for extractives activities.
The payment types included in this Report:
Production entitlement: host Government’s share of production. This payment is generally made in kind. For the financial years of 2015 and 2016, there was no reportable production entitlement payments to Governments.
Taxes: taxes and levies paid on income, production or profits, excluding taxes levied on consumption such as value added tax, personal income taxes and sales taxes. Regarding taxes paid in the People's Republic of China (PRC), the Report includes Income Tax, Special Oil Income Levy and Resource tax.
Royalties: products or monetary value payment for the mining rights to extract oil and gas resources.
Dividends: dividends paid to host government, other than dividends paid to government as an ordinary shareholder unless they are paid in lieu of a production entitlement or royalty. For the financial years of 2015 and 2016, there were no reportable Dividend payments to Governments.
Signature, Discovery and Production Bonuses: bonuses paid for and in consideration of signature, discovery, production, awards, grants and transfers of extraction rights; bonuses related to achievement or failure to achieve certain production levels or targets, and the discovery of additional mineral reserves or deposits. For the financial years of 2015 and 2016, there were no reportable Signature, Discovery and Production Bonuses payments to Governments.
Licence and other fees: licence fees, rental fees, entry fees and other considerations for licences and/or concessions that are paid for access to the area where the extractive activities will be conducted. Regarding Licence and other fees paid in PRC, the Report includes Exploration License Fee and Production License Fee.
Infrastructure improvements: payments for local infrastructure development, including the improvement of infrastructure, except where the infrastructure is exclusively used for operational purposes. For the financial years of 2015 and 2016, there were no reportable Infrastructure Improvement payments to Governments.
Government: any national, regional or local authority of a country or territory, or any department, agency or undertaking controlled by that authority.
Project: operational activities governed by a single contract, licence, lease, concession or similar legal agreement that form the basis for payment liabilities with a Government. If multiple such agreements are substantially interconnected, they are considered as a single Project.
Reporting currency
All amounts presented in the Report are stated in Reminbi (RMB). Payments made to Governments in US Dollars were translated into the equivalent RMB amount using an average exchange rate during each of the reporting period of 2015 and 2016.
In-kind payments
Production entitlement and Royalties paid in kind owed to Governments pursuant to legal or contractual provisions (not booked in the Extractive Companies’ accounts pursuant to the accounting standards) are reported in proportion to the interest held in the Project. Payments in kind are estimated at fair value which corresponds to the contractual price of oil and gas, market price (if available) or an appropriate benchmark price. These prices may be calculated on an averaged basis over a given period.
Operatorship
Payments made by the Extractive Companies directly to a Government arising from a project are reported in the full amount, regardless of whether the Extractive Companies are the Operators. Such payments are reported in the full amount even where the Extractive Companies acting as Operators are proportionally reimbursed by their non-operating venture partners.

3.          Summary Report
2015                                                                                                              Unit: RMB million
Country	Total Amount of Payments	Taxes	Royalties	Licence and Other Fees
China	13,895	13,685	12	198
Angola	993	993	-	-

2016                                                                                                              Unit: RMB million
Country	Total Amount of Payments	Taxes	Royalties	Licence and Other Fees
China	4,699	4,421	7	271
Angola	985	985	-	-

4.          Reporting by Subsidiary/Project
2015                                                                                                              Unit: RMB million
Subsidiary/Project	Total Amount of Payments	Taxes	Royalties	Licence and Other Fees
China	13,895	13,685	12	198
Sinopec Shengli Oilfield Company	7,453	7,441	12	-
Sinopec Zhongyuan Oilfield Company	1,732	1,705	-	27
Sinopec Henan Oilfield Company	698	686	-	12
Sinopec Jianghan Oilfield Company	876	846	-	30
Sinopec Jiangsu Oilfield Company	402	381	-	21
Sinopec Shanghai Offshore Petroleum Company	4	0	-	4
Sinopec North China Company	440	423	-	17
Sinopec Northwest Oilfield Company	1,727	1,664	-	63
Sinopec East China Company	101	77	-	24
Sinopec Northeast Oil and Gas Company	104	104	-	-
Sinopec Southwest Oil & Gas Company	358	358	-	-
Angola	993	993	-	-
Sonangol Sinopec International Limited	993	993	-	-

2016                                                                                                              Unit: RMB million
Subsidiary/Project	Total Amount of Payments	Taxes	Royalties	Licence and Other Fees
China	4,699	4,421	7	271
Sinopec Shengli Oilfield Company	1,782	1,775	7	-
Sinopec Zhongyuan Oilfield Company	494	464	-	30
Sinopec Henan Oilfield Company	159	148	-	11
Sinopec Jianghan Oilfield Company	895	867	-	28
Sinopec Jiangsu Oilfield Company	174	155	-	19
Sinopec Shanghai Offshore Petroleum Company	1	0	-	1
Sinopec North China Company	241	223	-	18
Sinopec Northwest Oilfield Company	371	315	-	56
Sinopec East China Company	58	33	-	25
Sinopec Northeast Oil and Gas Company	86	58	-	28
Sinopec Southwest Oil & Gas Company	438	383	-	55
Angola	985	985	-	-
Sonangol Sinopec International Limited	985	985	-	-

5.          Reporting by Government
2015                                                                                                              Unit: RMB million
Government	Total Amount of Payments	Taxes	Royalties	Licence and Other Fees
China	13,895	13,685	12	198
Ministry of Finance	3,395	3,383	12	-
State Administration of Taxation	4,943	4,943	-	-
Local Taxation Bureau	5,359	5,359	-	-
Ministry of Land and Resources	198	-	-	198
Angola	993	993	-	-
Ministry of Finance	993	993	-	-

2016                                                                                                              Unit: RMB million
Government	Total Amount of Payments	Taxes	Royalties	Licence and Other Fees
China	4,699	4,421	7	271
Ministry of Finance	7	-	7	-
State Administration of Taxation	656	656	-	-
Local Taxation Bureau	3,765	3,765	-	-
Ministry of Land and Resources	271	-	-	271
Angola	985	985	-	-
Ministry of Finance	985	985	-	-